UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Kinder Morgan, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                      Common Stock, par value $5 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                     49455P
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                                 (CUSIP NUMBER)


                              Mr. Richard D. Kinder
                                500 Dallas Street
                                   Suite 1000
                              Houston, Texas 77002
                                 (713) 369-9000

                                 with a copy to:

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  May 28, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 49455P                                            13D                                                         Page 2 of 5
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
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        1           NAME OF REPORTING PERSON:                          RICHARD D. KINDER

                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                             (B) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                         [_]
                    ITEM 2(d) OR 2(e):
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF                           UNITED STATES
                    ORGANIZATION:
------------------------------ ------- -------------------------------------------- ------------------------------------------------
      NUMBER OF              7     SOLE VOTING POWER:                           23,994,827
       SHARES
                           ------- -------------------------------------------- ----------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
      OWNED BY
                           ------- -------------------------------------------- ----------------------------------------------------
        EACH                 9     SOLE DISPOSITIVE POWER:                      23,994,827
      REPORTING
                           ------- -------------------------------------------- ----------------------------------------------------
     PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED                         23,994,827(1)
                    BY REPORTING PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                           [X] (2)
                    SHARES:
------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           17.96%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

     (1) Amount in row 11 includes 250 shares held by Mr. Kinder for the account of his nephew.

     (2) Amount in row 11 does not include 5,173 shares owned by Mr. Kinder's wife.

                                  SCHEDULE 13D
                                  ------------

     EXPLANATORY NOTES: This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed by Richard D. Kinder (the "Reporting Person") on October 8, 1999 (re-filed on November 16, 1999) (the "Schedule 13D") relating to the shares of common stock, par value, $5.00 per share, of Kinder Morgan, Inc. (the "KMI Common Stock"). The principal terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 1 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

     The Reporting Person intends to participate with a group of other investors in a proposal to acquire all of the outstanding KMI Common Stock. Promptly after the filing of this Amendment No. 1 to the Schedule 13D, the persons participating in such proposal, including the Reporting Person, intend to file a statement on Schedule 13D with respect to the KMI Common Stock as a group (the "Group Schedule 13D"). Once the Group Schedule 13D is filed, the Schedule 13D shall be considered amended and supplemented by the Group Schedule 13D and any and all amendments thereto, and no additional amendments to the Schedule 13D will be made unless or until the Group Schedule 13D is no longer applicable. Readers are directed to the Group Schedule 13D and any and all amendments thereto for future information regarding the Reporting Person with respect to the KMI Common Stock.

     ITEM 1. SECURITY AND ISSUER

     No change.

     ITEM 2. IDENTITY AND BACKGROUND.

     (b) The business address of the Reporting Person is 500 Dallas Street, Suite 1000, Houston, Texas 77002.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No change.

     ITEM 4. PURPOSE OF TRANSACTION.

     The Governance Agreement has expired and the Group Schedule 13D will be filed, so Item 4 is amended and restated to read as follows:

          (a)-(j) The Reporting Person intends to participate with a group of other investors in a proposal to acquire all of the outstanding KMI Common Stock. The persons participating in such proposal, including the Reporting

     Person, intend to file the Group Schedule 13D, which will provide additional information regarding the acquisition proposal.

          The Reporting Person may make additional purchases of KMI Common Stock either in the open market or in private transactions.

          The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change his intentions regarding, any or all of the foregoing.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     No changes.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Governance Agreement has expired, so all references to the "Governance Agreement" in Item 6 are deleted.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Governance Agreement has expired, so all references to the "Governance Agreement" in Item 7 are deleted.

                                   Signatures

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D/A is true, complete and correct.



                                    Dated: May 30, 2006


                                    /S/ RICHARD D. KINDER
                                    ------------------------------------
                                    RICHARD D. KINDER




















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